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                                                                    EXHIBIT 23.1

                          Independent Auditors' Consent



The Board of Directors
U.S. Plastic Lumber Corp.


We consent to the use of our report in the proxy statement and the incorporation by reference in the registration statement on Form S-8 (File No. 333-76277) of our report dated March 29, 2002, with respect to the consolidated balance sheets of U.S. Plastic Lumber Corp. and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2001.

Our report dated March 29, 2002 contains an explanatory paragraph that states that the Company has suffered recurring losses from operations, has an accumulated deficit and a working capital deficit of approximately $61.0 million and $60.5 million, as of December 31, 2001, respectively, and has not made its scheduled principal and interest payments on its Senior Credit Facility. The Company's failure to make its principal and interest payments constitutes an event of default that permits the lenders under the Senior Credit Facility to accelerate their maturity. The Company did not have the financial resources to repay its debt obligations as they become due. The above-mentioned conditions raise substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

We also consent to the reference to our firm under the heading "Independent Accountants" in the proxy statement.

By: /s/ KPMG LLP
----------------
KPMG LLP

June 27, 2002